[LETTERHEAD OF GOULSTON & STORRS, P.C.]

August 1, 2006

FILED VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20459

Mail Stop 4561

Attn:	Stephen Krikorian

    Accounting Branch Chief

    Division of Corporation Finance

Re:	Sohu.com Inc.

    Form 10-K for the Fiscal Year Ended December 31, 2005

    Form 10-Q for the Quarterly Period Ended March 31, 2006

    File No. 000-30961

Dear Mr. Krikorian:

We are outside United States legal counsel and U.S. securities counsel to Sohu.com Inc. (“Sohu”). We wish to confirm that Sohu has received the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Dr. Charles Zhang, dated July 17, 2006 (the “Comment Letter”), and has forwarded a copy to us. As we discussed this morning by phone with Melissa Walsh of the Staff, the Comment Letter was mailed to Sohu’s headquarters in Beijing, China and was not received by Sohu until last evening U.S. time. Accordingly, Sohu will be unable to respond to the Comment Letter within 10 business days from the mailing date of the Comment Letter. Sohu is currently preparing its response, however, and plans to send it to you by the middle of the week of August 7, 2006. Sohu also plans to include the Staff’s suggestions in its Form 10-Q for the quarter ended June 30, 2006 as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy Bancroft
Timothy Bancroft

cc:	Ms. Carol Yu (Sohu.com Inc.)